

George Condo
(b. 1957)



Masterworks has exited two Condos, a different one realized a 39.3% net annualized rate of return to investors in the initial offering and another one 21.5%. Past performance not indicative of future returns, see Inv. Thesis for performance disclosures.

INVESTMENT THESIS

Initial Offering Price
$1,279,000

Offering Circular
sec.gov

Similar Sales | Record Price



$3.5m
$3.0m
$2.5m
$2.0m
$1.5m
$1.0m
12
14
16
18
20
22
24

Price Appreciation of Similar Works
8.1%

Sharpe Ratio (1995-2023)	watch video
George Condo	▲0.74
S&P 500	0.53

5% Progress

INVEST NOW



George Condo
(b. 1957)

Why we like this offering

1. The Artwork is a dynamic, large-scale example of George Condo's original psychological cubism style.
2. Masterworks has exited two Condos previously: In September 2022, Masterworks exited *Gigantuar* (2015), which is similar in scale, style and period to the Artwork, realizing a net annualized return of 21.5% to investors in the offering after a 638 day holding period. In March 2022, Masterworks sold a different Condo *Staring into Space* (2014-15), realizing a net annualized return of 39.3% to investors in the offering after a 538 day holding period.
3. We believe Masterworks acquired the work at a great value. Since the beginning of 2022 there have been seven sales of similar works which realized prices between $1,726,734 ('24) and $3,438,000 ('23).
4. The most recent auction records for artworks similar in scale, style, and period are led by *Green Eyed Lady* (2016), which sold for $1,726,734 at Sotheby's in April 2024, and *The Good Old Days* (2015), which sold for $1,775,000 at Sotheby's in November 2023.
5. In addition to paying homage to the 20th century art movement of Cubism, George Condo appears to reference Abstract Expressionism through his improvisational brushstrokes, his thick, dimensional layers of paint, and his attention to spatial composition also highlighted in his title.
6. Condo is recognized for his contributions to popular culture, having produced the cover art for Book of Sketches by Jack Kerouac, and the album cover for My Beautiful Dark Twisted Fantasy by Kanye West, among other cultural collaborations.

"Annualized net return" or "IRR" refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website at www.sec.gov.

*Previously exited Offering, held for 538 days, is not included in the set of similar sales to current Offering, which comprise paintings by George Condo with the following criteria: Paintings from 2012 to 2018 that measure between 50 inches by 50 inches and 100 inches by 100 inches, excluding elaborate multi-figure and other complex compositions and more stylistically realistic examples. Past performance not indicative of future returns. **Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

Past performance not indicative of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2023 Total Auction Sales	2023 Auction Lots Sold	All Time Record Price
$37,106,262	85	$5,805,900

Turnover by Year


59.8M
44.9M
29.9M
15M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
116
87
58
29
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,279,000**
Offering Circular	sec.gov/edgar

Painting





About George Condo

George Condo (b. 1957, New Hampshire) is a world-renowned contemporary American artist known for his innovative portraits that blur the line between figuration and abstraction. In addition to his critical and commercial success in the art world, Condo is recognized for his book and album cover projects, including the cover art for Book of Sketches by Jack Kerouac, and the album cover for My Beautiful Dark Twisted Fantasy by Kanye West. In 2019, he represented the United States at the Venice Biennale.

INVEST NOW

GEORGE
CONDO

b. 1957, UNITED STATES



Oil and pencil on linen | 77 x 75 in.

Masterworks opportunistically acquired the work at a great value. Since the beginning of 2022 there have been seven sales of similar works which realized prices between $1,726,734 ('24) and $3,438,000 ('23).

$1,279,000
INITIAL OFFERING

8.1% HISTORICAL APPRECIATION OF SIMILAR WORKS[1,2]	**22.8%** ANNUAL GROWTH OF RECORD PRICE[3]
▲0.74 SHARPE RATIO[4]	**15.2%** MEDIAN REPEAT SALE PAIR APPRECIATION[5]

The Artwork is a dynamic, large-scale example of George Condo's original psychological cubism style. George Condo coined the term Psychological Cubism to describe his appropriation of Pablo Picasso's cubist theory of perspective as a visual strategy to illustrate multiple psychological states in a single moment. In addition to paying homage to the 20th century art movement of Cubism, George Condo appears to reference Abstract Expressionism through his improvisational brushstrokes, his thick, dimensional layers of paint, and his attention to spatial composition also highlighted in his title. George Condo painted the Artwork after a difficult battle with health struggles, including a near-death experience with triple pneumonia and then cancer in his vocal cords. These physical ailments affected his mental health as well, and his paintings became an outlet for his complex psychological landscape. The Artwork is a large-scale, nearly square composition in a limited, predominantly lemon yellow and white palette. Expressive facial features emerge from the gestural linear black brushstrokes and gray and blue accents. The most recent auction records for artworks similar in scale, style, and period are led by Green Eyed Lady (2016), which sold for $1,726,734 (HKD 13,518,000) at Sotheby's Hong Kong on April 5, 2024, and The Good Old Days (2015), which sold for $1,775,000 at Sotheby's New York on November 15, 2023. Masterworks has exited two other George Condo paintings to date. In March 2022, Masterworks sold a different Condo, *Staring into Space* (2014-15), realizing a net annualized return of 39.3% to investors in the offering after a 538 day holding period. In September 2022, Masterworks sold another Condo, *Gigantaur* (2015), which is similar in scale, style and period to the Artwork, realizing a net annualized return of 21.5% to investors in the offering after a 638 day holding period. Past performance not indicative of future returns.

George Condo is represented by Hauser & Wirth Gallery and Sprüth Magers Gallery. In 2017, a retrospective of Condo's works on paper, The Way I Think, traveled from The Phillips Collection in Washington, D.C. to the Loui-siana Museum of Modern Art in Humlebæk, Denmark. He was also the subject of the 2011 to 2012 mid-career

CONDO'S AUCTION RECORDS ARE LED BY FORCE FIELD (2010), WHICH SOLD FOR $6,857,413 (HKD 53,150,000) AT CHRISTIE'S HONG KONG ON JULY 10, 2020, FOLLOWED BY NUDE AND FORMS (2014), WHICH SOLD FOR $6,162,500 AT CHRISTIE'S NEW YORK ON MAY 17, 2018, AND LINEAR CONNECTION (2010), WHICH SOLD AT CHRISTIE'S NEW YORK FOR $4,950,000 ON NOVEMBER 9, 2021.

survey, Mental States, which traveled from the New Museum in New York to the Museum Boijmans Van Beuningen in Rotterdam, the Hayward Gallery in London, and Schirn Kunsthalle in Frankfurt. The artist has also been included in numerous biennials, including the 58th Venice Biennale in 2019, 13th Biennale de Lyon in 2015, 10th Gwangju Biennale in 2014, the 48th Corcoran Biennial in Washington, D.C. in 2005, and the Whitney Biennial in 2010 and 1987. Works by Condo are held in the collections of prestigious art institutions around the world, including the Museum of Modern Art, the Whitney Museum of American Art, the Solomon R. Guggenheim Museum, the Metropolitan Museum of Art, the National Gallery of Art, the Tate Modern, and the Centre Georges Pompidou, among many others. The artist's market has been active for decades, and new records have been set at auction in recent years by works painted in the early 2010s. Condo's auction records are led by Force Field (2010), which sold for $6,857,413 (HKD 53,150,000) at Christie's Hong Kong on July 10, 2020, followed by Nude and Forms (2014), which sold for $6,162,500 at Christie's New York on May 17, 2018, and Linear Connection (2010), which sold at Christie's New York for $4,950,000 on November 9, 2021.

CONDO'S PREVIOUS TWO MASTERWORKS EXITS[6]



George Condo
Starting into Space, 2014-15
53 in. x 44 in.

Initial Offering Price	**$1.76M**
Sold For	**$2.90M**
Days Held	**538**
IRR (net of fees)	**39.3%**
Profit from $10K Investment	**$4.9K After Fees**



George Condo
Gigantaur, 2015
80 in. x 72 in.

Initial Offering Price	**$1.65M**
Sold For	**$2.55M**
Days Held	**638**
IRR (net of fees)	**21.5%**
Profit from $10K Investment	**$4.0K After Fees**

George Condo (b. 1957, Concord, New Hampshire) is one of the most celebrated and influential American contemporary artists working today. In 1976, Condo enrolled in Art History and Music Theory at the University of Massachusetts, but left after two years to study at the Massachusetts College of Art in Boston. After one year in the program, Condo dropped out of school altogether to pursue his career as a painter and musician, and in 1979, moved to New York City where he supported himself with a series of odd jobs. Most notably, Condo briefly worked for Rupert Smith, who printed for Andy Warhol. During this time, Condo began teaching himself new painting techniques inspired by Old Master painters, such as Rembrandt van Rijn and Giambattista Tiepolo. George Condo's early work culminated in his first commercially successful shows organized in 1984, first by Monika Sprüth in Cologne, and shortly thereafter, by Pat Hearn and Barbara Gladstone in New York. By this time, Condo had developed friendships with other rising stars of the downtown art scene, including Jean-Michel Basquiat and Keith Haring. For the next two decades, Condo continued to work prolifically and was exhibited by major galleries and institutions, the most notable of which was the 2005 "One Hundred Women. Retrospective," which traveled from the Museum of Modern Art in New York to the Kunsthalle Bielefeld in Germany, as well as the 2006 "Wrong Gallery" exhibition at the Tate Modern in London. From September through November 2021, the artist was the subject of a major retrospective at the Long Museum in Shanghai, China, titled "George Condo: The Picture Gallery." This show included over 200 works and represented the artist's largest solo show to date in Asia.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by George Condo with the following criteria: Paintings from 2012 to 2018 that measure between 50 inches by 50 inches and 100 inches by 100 inches, excluding elaborate multi-figure and other complex compositions and more stylistically realistic examples. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 10.1% CAGR implied from selected sales occurring from May 13, 2013, to June 27, 2024.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by George Condo have a record price compound annual growth rate ("CAGR") of 22.8% from May 6, 1986 to December 31, 2023. This calculation is based on (i) a record price of $2,500 on May 6, 1986, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,805,900, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for George Condo has a risk-adjusted appreciation of 0.74. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for George Condo is 15.2%, which is based on 95 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of George Condo was May 7, 1991 and ending on the last date a repeat sale occurred for such artist, which in the case of George Condo was December 8, 2023. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

6. Previously exited Offerings are not included in the set of similar sales to current Offering, which comprise paintings by George Condo with the following criteria: Paintings from 2012 to 2018 that measure between 50 inches by 50 inches and 100 inches by 100 inches, excluding elaborate multi-figure and other complex compositions and more stylistically realistic examples. Past performance not indicative of future returns. Masterworks has offered investments in over 400 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower). "Annualized net return" or "IRR" refers to the annualized internal rate of return net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. IRR may not be indicative of Masterworks paintings not yet sold and past performance is not indicative of future results. For additional information regarding the calculation of IRR for a particular investment in an artwork that has been sold, a reconciliation will be filed as an exhibit to Form 1-U and will be available on the SEC's website at www.sec.gov.

The information contained on the Masterworks website has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with sec or other offering materials relating to such investment opportunity.

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Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation before making an investment decision. For additional important information, see "Important Disclosures".

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